Mail Stop 3-8

										May 10, 2005

By Facsimile and U.S. Mail

John Loyack
Chief Financial Officer, Sr. VP
PNM Resources Inc.
Alvarado Square
Albuquerque, NM 87158

		RE:	PNM Resources Inc.
			File No. 333-32170
			Form 10-K for the year ended December 31, 2004

Dear Mr.  Loyack:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated April 27, 2005.
Our review resulted in the following accounting comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

1. We note your response to comment 1. We understand you may not have a legal obligation to decommission your fossil generating units.
Absence of a legal obligation justifies not accruing a decommissioning liability in advance, as required under SFAS no. 143.
However, it is still unclear why you recorded amounts previously collected in rates for decommissioning as part of the cumulative income effect, as opposed to a regulatory liability. You indicate that "there is no legal commitment embodied in rates or NMPRC
orders...that would require refund...".   You also indicate that
depreciation rates were adjusted to reflect an ARO approach to determining closure expense subsequent to 6/30/03; which we assume means that depreciation rates excludes closure costs for fossil fuel plants. If otherwise, please advise what you mean by this statement.
You finally indicate that the new "Depreciation Rule" will result in no significant over-accrual and hence no refund obligation. We do not understand how the progression of these statements leads you to your conclusion. Therefore, please explain in detail why you recorded a cumulative income effect, as opposed to a regulatory liability.
To
the extent you have obtained an opinion of council or there is any relevant jurisdictional precedent or regulatory approval for collection of amounts that may never be expended and thus be retained by the company should be fully explained. We may have further comment.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

	If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosure issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

							Sincerely,



							Jim Allegretto
							Senior Assistant Chief
Accountant



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